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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                      Universal Technical Institute, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                  913915 10 4
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                                 (CUSIP Number)

                                 June 21, 2004
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [x]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (12-02)
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CUSIP NO. 913915 10 4                  13G                     Page 2 of 6 Pages
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  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Worldwide Training Group, LLC
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  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
               -----------------------------------------------------------------
        (b) [ ]
               -----------------------------------------------------------------
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  3.    SEC Use Only


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  4.    Citizenship or Place of Organization  DE


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     Number of             5.      Sole Voting Power

      Shares                               -0-
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                              -0-
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                             -0-
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                           -0-
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  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

                                    -0-
--------------------------------------------------------------------------------
 10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)


--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

                                       -0-
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)
                                       00
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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CUSIP NO.  913915 10 4                 13G                     Page  of  Pages
--------------------------------------------------------------------------------
  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Penske Capital Partners, L.L.C.
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
               -----------------------------------------------------------------
        (b) [ ]
               -----------------------------------------------------------------
--------------------------------------------------------------------------------
  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

        DE
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     Number of             5.      Sole Voting Power

      Shares                              192,032
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                             -0-
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                            192,032
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                          -0-
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  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

                                   192,032
--------------------------------------------------------------------------------
 10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)


--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

                                      0.7%
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)
                                       00
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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Introduction: This Schedule 13G is being filed to reflect the distribution of all shares owned by Worldwide Training Group, LLC to its members. Following the distribution, the members own all shares previously reported by Worldwide Training Group, including the 192,032 shares owned by Penske Capital Partners, L.L.C.

ITEM 1.  SECURITY AND ISSUER.

(a)      Name of Issuer:                     Universal Technical Institute, Inc.
(b)      Address of Issuer's Principal Executive Offices:
                          20410 North 19th Avenue, Suite 200, Phoenix, AZ 85027

ITEM 2.  IDENTITY AND BACKGROUND.

(a)      Name of Person Filing:             Worldwide Training Group, LLC
(b)      Address of Principal Business Office or, if none, Residence of:
                          2555 Telegraph Road, Bloomfield Hills, MI 48302
(c)      Citizenship of Filing Person:      A Delaware limited liability company
(d)      Title of Classes of Securities:    Common Stock
(e)      CUSIP Number                       913915  10  4

(a)      Name of Person Filing:             Penske Capital Partners, L.L.C.
(b)      Address of Principal Business Office or, if none, Residence of:
                          2555 Telegraph Road, Bloomfield Hills, MI  48302
(c)      Citizenship of Filing Person:      A Delaware limited liability company
(d)      Title of Classes of Securities:    Common Stock
(e)      CUSIP Number                       913915 10 4

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b) OR
         (c), CHECK WHETHER THE PERSON FILING IS A:

         Not Applicable

ITEM 4.  OWNERSHIP.

(a)      Amount Beneficially Owned:          192,032
(b)      Percent of Class:                   0.7%
(c)      Number of Shares as to which such Person has:
                   (i)    Sole power to vote or to direct the vote :  192,032
                  (ii)    Shared power to vote or to direct the vote: 0
                 (iii)    Sole power to dispose or to direct the
                           disposition of:   192,032
                  (iv)    Shared power to dispose or to direct the
                           disposition of: 0


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the
         following.        /X/

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON


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         Not Applicable

 ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Worldwide Training Group, LLC and Penske Capital Partners, LLC

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not Applicable

ITEM 10. CERTIFICATIONS.

         Not Applicable

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



June 21, 2004                         WORLDWIDE TRAINING GROUP, LLC


                                       By:  PENSKE CAPITAL PARTNERS, L.L.C.
                                       Its:  Managing Member


                                       By: /s/ James A. Hislop
                                              James A. Hislop
                                       Its:  President


                                       PENSKE CAPITAL PARTNERS, L.L.C.


                                       By:  /s/ James A. Hislop
                                             James A. Hislop
                                       Its:   President